  EXHIBIT 99.1

NYMOX PHARMACEUTICAL CORPORATION

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders (the “Meeting”) of Nymox Pharmaceutical Corporation (the “Corporation”) will be held virtually, on August 28, 2026, at 4:30 p.m. (EDT), for the following purposes:

1.	to elect the directors of the Corporation;

All shareholders are invited to attend the Meeting.

By order of the Board of Directors,

July 30, 2026	/s/ Paul Averback MD
Paul Averback MD
CEO & President

Note:

As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it before 5:00 p.m. (EDT), August 26, 2026. A management proxy circular is attached to the present notice.